UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 12b-25

Commission File Number: 001-13007

NOTIFICATION OF LATE FILING

(Check One): ❑ Form 10-K ❑ Form 20-F ❑ Form 11-K ☒ Form 10-Q ❑ Form N-SAR

For Period Ended: September 30, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Carver Bancorp, Inc.
Former Name if Applicable: N/A
Address of Principal Executive Offices (Street and Number): 75 West 125th Street
City, State and Zip Code: New York, NY 10027

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Carver Bancorp, Inc. (the "Company") and its auditor, BDO USA, LLP, were reviewing the reconciliation of certain general ledger accounts and the potential impact on the Company's current and previously issued financial statements. The Company has filed its Annual Report on Form 10-K for the period ended March 31, 2017 and its Form 10-Q for the period ended June 30, 2017. The Company is working diligently to prepare its Form 10-Q for the period ended September 30, 2017 and will file as soon as practicable. The Company anticipates that it will be able to file the Form 10-Q for the period ended September 30, 2017 on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25(b).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Christina L. Maier             (212)             360-8894
(Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes   ☐ No

3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's audited results as of and for the year ended March 31, 2016, as well as the unaudited condensed consolidated financial information for the quarterly periods in 2017 and 2016 were restated in the Annual Report on Form 10-K for the year ended March 31, 2017 (the "Restatement"). The Restatement corrected material errors related to reconciling items that were identified as uncollectable that should have been written off in prior periods, as well as adjustments related to loan system maintenance items and payment applications that were not timely processed by Carver Federal Savings Bank on to its core provider system. In addition to these errors, adjustments were made related to other individually immaterial errors including certain corrections that had been previously identified but not recorded because they were not material to the Company’s consolidated financial statements. These corrections included adjustments to other liabilities, interest expense and certain reclassification entries. The Company has determined the cumulative impact of the Restatement and error corrections on the quarter ended September 30, 2016 and has disclosed this information in its fiscal year 2017 Form 10-K.  Restated financials for the quarter ended September 30, 2016, on which there was a de minimis effect, will be reflected in the Company's consolidated financial statements and disclosed in the notes to the consolidated financial statements in the Company's Form 10-Q for the period ended September 30, 2017. The cumulative impact on the six months ended September 30, 2016 was an increase of $82 thousand in net loss, which will also be reflected in the consolidated financial statements and notes.

Carver Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2017                  By:     /s/ Christina L. Maier
First Senior Vice President and Chief Financial Officer
(Principal Accounting Officer and Principal Financial Officer)